Exhibit 1(k)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

MASTER ADVANTAGE U.S. TOTAL MARKET LLC

This Certificate of Amendment is being executed as of February 9, 2021 for the purpose of amending the Certificate of Formation of Master Advantage U.S. Total Market LLC (the “Company”) filed with the Office of the Secretary of State of the State of Delaware on June 15, 2007 pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq.

1.	The name of the Company is Master Advantage U.S. Total Market LLC.

2.	The name of the Company is hereby changed to Master Advantage SMID Cap LLC.

3.	This Certificate of Amendment shall become effective upon filing.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has executed this Certificate of Amendment as of the day and year first above written.

By: /s/ John M. Perlowski
Name: John M. Perlowski
Title: Authorized Person